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ON BEHALF OF:    CASH AMERICA INTERNATIONAL, INC.

CONTACT:         Daniel R. Feehan
                 Thomas A. Bessant, Jr.
                 (817) 335-1100


FOR IMMEDIATE RELEASE:

         CASH AMERICA INTERNATIONAL, INC. ANNOUNCES "DUTCH AUCTION" SELF-TENDER OFFER


         Fort Worth, TX -- November 18, 1996. Cash America International, Inc. (NYSE: PWN) announced today that its Board of Directors has authorized the purchase by the Company of up to 4.5 million shares of its common stock (or approximately 15.6% of its outstanding shares) pursuant to a "Dutch Auction" self-tender offer. The offer will commence on November 18, 1996 and will expire at midnight, New York City time, on December 17, 1996, unless the offer is extended. Under the terms of the offer, the Company will invite shareholders to tender shares at prices between $7.00 and $8.50 per share. Based upon the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the single per share price within that price range that will allow the Company to purchase 4.5 million shares or such lesser number of shares as are properly tendered. The Company expects to fund the offer from cash on hand and the Company's existing long term credit facilities. The price of Cash America International, Inc.'s common stock closed at $7.125 on the New York Stock Exchange on November 15, 1996.

         Jack R. Daugherty, Chairman and Chief Executive Officer of the Company, said, "We regard the repurchase of our shares as an attractive investment, and it is consistent with our long term goal of increasing shareholder value. Following the repurchase, we will have adequate resources and liquidity to continue to expand our business."

         Bear, Stearns & Co. Inc. will act as Dealer Manager and Kissel-Blake Inc. will act as Information Agent for the offer.

         Cash America International, Inc. is the market leader in the specialty finance segment of secured, nonrecourse loans to individuals, commonly known as pawn loans. The Company operated 382 pawnshops world-wide as of October 30, 1996, with 335 locations in the United States, 37 in the United Kingdom, and 10 in Sweden.


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